June 21, 2018

Hong Yao
Chairman of the Board and Chief Executive Officer
Weidai Ltd.
50/F West Building, Fortune Finance Center
No. 33 Jiefang East Road
Jianggan District, Hangzhou
Zhejiang Province
The People's Republic of China

       Re:      Weidai Ltd.
                Draft Registration Statement on Form F-1
                Submitted May 25, 2018
                CIK No. 0001734902

Dear Mr. Yao:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of the agreements that you enter into with various counterparties during the transactional process, including investor agreements, borrower agreements, and any other specific agreements you may enter into (i.e., risk reserve, cash incentives, separate guarantee, investment programs, or other programs). Hong Yao
Weidai Ltd.
June 21, 2018
Page 2

Overview, page 1

3. Please indicate whether Oliver Wyman's report was commissioned by you or any of your related parties. Also indicate whether you or any of your related parties have any connections with Oliver Wyman.

4. Please indicate the source of your assertion that you "were the first in China to introduce auto-backed financing products" with the described features in 2011. In addition, clarify the percentage of your auto loans that are for used vehicles.

5. Please cite your source for your statement that you were among the top five marketplace lending platforms with the lowest delinquency ratios as of December 31, 2017 to indicate whether these other marketplace lenders also function in the auto-backed financing with
       GPS tracking lending space.

The Offering, page 7

6. Please indicate in this section what the percentage of voting power ADS holders will have over your corporate actions following the offering.

Risk Factors
The laws and regulations governing the marketplace lending industry in China..., page 14

7. This discussion is to be of "the most significant factors that make the offering speculative or risky." This section appears to be a summary of marketplace lending regulations.
       Please revise this section so as to describe how it will impact your business rather than providing a summary. Refer to Item 503(b) of Regulation S-K.

8. Revise (iv) to disclose the aggregate amount of consumer loans guaranteed in 2017, the amount of guarantees to institutional funding partners and corporate investors in 2017 and quantify the amount of guarantee liability within your balance sheets.

(v) Restrictions on self-financing and regulations on online microcredit companies, page 16

9. We note your disclosure that the application of Fuzhou Weidai Online Microcredit Co.,
       Ltd.'s operating certificate has been suspended because of certain rectification requirements. Please respond to the items below.

           Clarify the business implications of the operating certificate being suspended. For example, can this legal entity continue to make advances without legal repercussion, and do you have other entities that can make advances?
           We note from your disclosure on page 132 that the outstanding balance of advances to borrowers was RMB 2.5 mm ($0.4 mm) at year-end 2017. Tell us the maximum and average outstanding balance of advances to borrowers.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 3

           Revise to disclose the amount of advances made in 2017.

(viii) Restrictions on deducting interests and fees upfront, page 16

10. We note your disclosure on page 17 that you stopped deducting service fees payable to you from investors' loan disbursements and from advances made to borrowers in early
       2017 and in the second quarter of 2018, respectively. Please describe your new fee collection processes in more detail.

We have been and may continue to rectify our business...., page 17

11. We note your references to fraud risks in multiple risk factors, such as on pages 18 and
       22. Please tell us if you have historically experienced any fraud and whether it has had any impact on your allowance for credit losses and guarantee liabilities. In addition, tell us if your obligations to online or institutional investors in the instance of fraud differ from your normal arrangements.

12. Revise to disclose the amount of loans made in 2017 that exceeded statutory interest rates and the amount of loans made in 2017 offline.

Cyber-attacks, computer viruses, physical or electronic break-ins or other unauthorized access..., page 28

13. We note that your contractual arrangements provide for the resolution of disputes through arbitration in China. Please revise your disclosure to state, if true, that the arbitration provisions relate to the claims arising out of the contractual relationship created by the
       VIE agreements, rather than claims under the US federal securities laws and do not prevent shareholders of the company from pursuing claims under the US federal securities laws.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements..., page 35

14. You indicate here that you are the targets of, and potentially vulnerable to cyber risks and that your security measures may be breached. Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 4


Risks Related to this Offering and our American Depositary Shares, page 50

15. Please include a risk factor indicating that you will likely be considered a "controlled company" under NASDAQ rules and what the impact of such a designation will be to holders of your ADSs.

Use of proceeds, page 60

16. Revise to disclose the amounts that will be lent to any subsidiary and the amount that will be contributed capital to any subsidiary, naming the subsidiaries.

Contractual Arrangements with Weidai Financial Information
Exclusive Call Option Agreement, page 71

17. Revise to disclose the current estimated value for the purchase price and the current plan for the purchase of the equity interests. Also, disclose the consideration paid for the
       Agreement.

Shares Pledge Agreement, page 71

18.    Revise to disclose the consideration paid for the Pledge Agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
77

19. Please clarify whether the figures describing your online investors is inclusive of your institutional funding partners.

Loan Performance Data, page 79

20. Please describe at what stage of delinquency will begin your automobile repossession process. Please include a section where appropriate with details about the policies and procedures of your repossession practices.

Delinquency Rates by Balance, page 79

21. We note your disclosure that the delinquency rates provided in the table on page 79
       (delinquency rates by balance and delinquency rates by vintage) exclude loans that are charged-off and discontinued loan products. Please address the following:

           Revise to quantify the amount of charge-offs and discontinued loan products that have been excluded from the table(s). Also, disclose what the delinquency rates would have been if such products were included.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 5

           We note that you make adjustments to the M1+ and M3+ aging analysis, which you refer to as the "M1+ Delinquency Rate" and "M3+ Delinquency Rate," respectively.
           Based on the current disclosures, we are unclear as to the nature of the adjustments and why such adjustments are appropriate. Explain how you consider adjustments to the M1+ and M3+ analysis, including what adjustments are possible, how they are determined, and how these adjustments may impact any other related metrics or financial statement amounts. Provide us with any sample calculations to enhance our understanding, as applicable.
           Tell us if the M1+ and M3+ delinquency rates have any impact or relationship with the historical loss experience (roll rate-based model) used in the computation of your allowance for loans and advances losses as described in your financial statements
           (e.g. Allowance for Loans and Advances, page F-17).

Customer Incentives, page 82

22. Please revise to quantify the amounts of customer incentives that you provide for each transaction arrangement.

Other Revenues, page 82

23. Please revise your disclosure to include a table to identify and quantify the significant components of other revenues.

Acquired Non-Performing Loans, page 84

24. We note you use ASC 310-30 for your acquired non-performing loans and that impairment is measured based on the fair value of the repossessed assets less the estimated selling costs. Please address the following:

           Revise your disclosure to clarify that impairment is measured based on the fair value of the collateral less estimated selling cost (similar to your disclosure on page F-17).
           Tell us the amount of repossessed assets (e.g. automobiles, etc.) that you owned at
           December 31, 2016 and 2017. If material, revise your financial statements to include your related accounting policies and clarify where those assets are reported within your balance sheets.

Restricted Cash, page 85

25. We note your disclosure that restricted cash partially represents cash held by banks as guarantee deposits paid on contracts and other restrictions. We also note your disclosure on page 137 that Circular 57 prohibits obtaining risk reserve funds or setting up new risk reserve funds. Please address the items below.

           Explain who pays the guarantee deposits, when they are paid, and why.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 6

           Tell us if guarantee deposits are the same as risk reserve funds. If so, tell us whether and when you expect to reduce and eliminate them.
           Revise to explain the reasons for the large increase.

Results of Operations, page 91

26. We note your disclosures on page 91 and elsewhere in the prospectus that you ceased offering certain types of consumption and auto-financing loans to new borrowers in the fourth quarter of 2017. Please revise to quantify the amounts, for each respective period, of those types of loans that you ceased offering. Also, clarify what types of consumption loans or auto-financing loans you still offer.

Allowance for Loans and Advances, page 93

27. We note your charge-off disclosures on page F-30. Please revise your disclosure to discuss the main drivers of charge-offs in 2016 and 2017 and how those charge-offs and any other related metrics impacted your provision for loans and advances.

Off-Balance Sheet Commitments and Arrangements, page 100

28. We note your disclosure on page 100 that you have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and you do not assume credit risk in loans facilitated through your platform.
       Please tell us and disclose, as necessary, if there are any circumstances in which you would be responsible for paying borrowers or investors if Xiamen Bank fails to transfer funds timely.

China's Auto-backed Loan Market, page 107

29. Please disclose the source of the information in the table in the middle of page 107.

Auto-backed Loans, page 119

30. We note your disclosure on page 120 that, under limited circumstances, you require automobiles to be pledged at leased parking lots or spaces over the life of the loan.
       Please disclose what proportion of facilitated and originated loans has been subject to this requirement in 2016 and 2017.

Other Loans, page 120

31. Please indicate why you decided to cease offering home equity loans to new borrowers in the fourth quarter of 2017.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 7

Our Transaction Process, page 120

32. We note your flow diagram on page 121 and the narrative describing your transaction process for auto loans funded by online investors. Please address the items below.

           To the extent your transaction process differs for institutional funding partners, add a flow diagram or revise the current diagram to show those differences and revise your narrative disclosures to highlight these differences.
           Revise your flow diagram and narrative to show and discuss how and when Weidai collects its fees.
           Where the process has changed, enhance your narrative to discuss how fees were collected in 2017 and how they are collected in 2018.

Step 3: Further Credit Assessment and Credit Limit Approval, page 122

33. Please explain what is different about the subsequent rounds of credit assessment in this step compared to previous credit assessments you preform.

Step 5: Collateral Registration and Loan Listing and Funding, page 122

34. We note your disclosure on page 123 that loans are typically subscribed within 12 hours.
       Please address the items below.

           Tell us what happens if a loan is not subscribed, considering a scenario when you have provided an advance and one where you have not provided an advance.
           Tell us what proportion of loans has not been subscribed within 12 hours for 2016 and 2017.

Risk Management
Credit Assessment, page 127

35. We note your description on page 127 of your credit assessment process. Please revise your disclosures to show (preferably in a graph or tabular format) how your borrower base is dispersed among your credit score categories.

Our Online Investors
Investor Profile and Demographics, page 129

36. We note your disclosure on page 129 and elsewhere in the filing that you accept investments from corporate investors. We also note your disclosure that you stopped obtaining additional funding from corporate investors starting in the fourth quarter of
       2017. Please clarify what "additional funding" means and whether you still accept any funds from corporate investors.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 8

Investment Products and Services Offered to Online Investors, page 130

37. We note the two types of investment programs presented within your tabular disclosures on pages 130-131. Please address the items below.

           We note that interest gained during the X Investment program period is reinvested in other loans but do not see the same statement with respect to the Premier Investment
           Program. Clarify for us what happens to those funds in the Premier Investment
           Program.
           Describe what agreements are put in place for these programs, and tell us who has contractual rights for loan contracts associated with loans included in the program.

38. Revise to clarify if the 8% is before services charges and other fees and, if so, disclose the net annualized rate of return.

Institutional Funding Partners, page 132

39. We note that you have entered into cooperation agreements with a number of institutional lending partners, including a trust company. Please explain to us in more detail the trust structure and arrangement.

Limits on our obligations and the obligations of the depositary: limits on liability to ADR holders and holders of ADS, page 177

40. We note that your depositary agreement waives the right to have a jury trial. Please indicate whether this provision impacts the ability of ADS holders to pursue claims under
       United States federal securities laws.

Consolidated Statements of Comprehensive Income, page F-5

41. Please revise your presentation of interest income, net to present this amount on a gross basis within your net revenues (i.e. disaggregate interest income and interest expense)
       and subtotal your net interest income.

42. Please change the label "allowance for loans and advances" to be "provision for loans and advances". In addition, revise to present the amount after your net revenues, subsequently arriving at "net revenue after the provision for loans and advances".

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Guarantee Liabilities, page F-18

43. Quantify for us how much you have been required to repurchase during 2016 and 2017.
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 9

44. We note your disclosure on page F-18 and elsewhere in the document that you provide a guarantee to various institutional funding partners. Please clarify whether this is an explicit guarantee and obligation.

45. We note that your guarantee liability is exempted from being accounted for as a derivative in accordance with ASC 815-10-15-58. Please address the items below.

           Tell us if you are obligated to compensate your institutional funding partners for any unpaid interest in the event of a prepayment by borrowers. Provide us with your analysis supporting exemption under ASC
815-10-15-58.

Revenue Recognition, page F-21

46. We note your disclosures beginning on page F-21 regarding the three types of arrangements you have with investors. Please address the items below.

           Tell us what written agreements, if any, that you and the borrower enter into for advances and provide a sample of any such agreement.
           Tell us who is the legal title holder of the underlying collateral between the time the advance is made and the time the loan is subscribed.
           Provide us with sample journal entries for each of these transaction types that show the flow of the loans, advances, and guarantees, as applicable, through your financial statements from inception to repayment or default.
           Clarify for us whether investors can sell or pledge loans without your consent.

47. We note your disclosure on page F-22 that you consider the two deliverables provided by the Company to be loan facilitation and post facilitation services. We also note your disclosure on page F-23 that, for arrangements involving a guarantee, the Company first allocates consideration to the guarantee, then to the two previously named deliverables.
       Please address the items below.

           Clarify whether you consider the guarantee to be a deliverable when it is present. If so, revise your disclosures to state this.
           If you do not consider the guarantee to be a deliverable, explain how you reached your conclusion.

Note 4   Loans and Advances, Net, page F-30

48. We note your aging tables presented on page F-31. Please revise to provide more granular disclosure by presenting the following aging buckets: 1-30 days, 31-60 days,
       61-90 days, 91-120 days, 121-150 days, 151-180 days, 180-360 days, and over 360 days.

49. We note your disclosures throughout the draft registration statement (e.g. pages 9, 74,
       118, etc.) where you discuss a number of loan products available to borrowers based on
 Hong Yao
Weidai Ltd.
June 21, 2018
Page 10

       their financing needs and risk profiles (e.g. Auto-backed loans, other Secured Loans and
       Unsecured Loans (professional credit loans, construction machinery loans, home equity loans, other)). Tell us how you considered ASC 310-10-55-16 through 18 in determining whether your loan products should be disaggregated and classified as separate classes of financing receivables for purposes of providing the disclosures required by ASC 310.
       Please advise or revise your draft registration statement as necessary.

Recent Sales, page II-1

50. Revise to add a column and indicate the percentage of equity purchased by each purchaser. In addition, clarify why Deqing Jinxiu is not listed on the Principal
       Shareholders table.

        You may contact Cara Lubit, Staff Accountant at (202) 551-5909 or Hugh West,
Accounting Branch Chief at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney at (202) 551-
3234 or me at (202) 551-3434 with any other questions.



                                                            Sincerely,

                                                            /s/ Michael
Clampitt

                                                            Michael Clampitt
                                                            Senior Staff
Attorney
                                                            Office of Financial
Services